SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 31282; 812-14279

New Mountain Finance Corporation, et al.; Notice of Application

October 10, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment
Company Act of 1940 (the "Act") for an exemption from sections 18(a) and 61(a) of the
Act.

Applicants: New Mountain Finance Corporation (the "Company"), New Mountain
Finance Adviser BDC, L.L.C. (the "Investment Adviser"), New Mountain Finance SBIC
G.P., L.L.C. (the "General Partner"), and New Mountain Finance SBIC, L.P. ("New
Mountain SBIC").

Summary of the Application: The Company requests an order to permit it to adhere to a
modified asset coverage requirement.

Filing Dates: The application was filed on February 18, 2014, and amended on June 25,
2014, and September 4, 2014.

Hearing or Notification of Hearing: An order granting the requested relief will be issued
unless the Commission orders a hearing. Interested persons may request a hearing by
writing to the Commission's Secretary and serving applicants with a copy of the request,
personally or by mail. Hearing requests should be received by the Commission by 5:30
p.m. on November 4, 2014, and should be accompanied by proof of service on applicants,
in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to Rule 0-5
under the Act, hearing requests should state the nature of the writer's interest, any facts

bearing upon the desirability of a hearing on the matter, the reason for the request, and

the issues contested. Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: Robert A. Hamwee, New Mountain Finance

Corporation, 787 Seventh Avenue, 48th Floor, New York, NY 10019.

For Further Information Contact: David Joire, Senior Counsel, at (202) 551-6866, or

James M. Curtis, Branch Chief, at (202) 551-6712 (Division of Investment Management,

Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company, a Delaware corporation, is an externally managed, non-

diversified, closed-end management investment company that has elected to be regulated

as a business development company ("BDC") under the Act.[1] The Company's

investment objective is to generate current income and capital appreciation through the

sourcing and origination of debt securities at all levels of the capital structure, including

first and second lien debt, notes, bonds and mezzanine securities. The Investment

Adviser, a Delaware limited liability company, is the investment adviser to the Company.

The Investment Adviser is registered under the Investment Advisers Act of 1940.

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[1] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

2.   New Mountain SBIC, a Delaware limited partnership, received approval

for a license from the Small Business Administration ("SBA") to operate as a small

business investment company ("SBIC") under the Small Business Investment Act of

1958 ("SBIA"). New Mountain SBIC is excluded from the definition of investment

company by section 3(c)(7) of the Act. The General Partner is the sole general partner of

New Mountain SBIC and the Company is the sole member of the General Partner. The

Company is the sole limited partner of New Mountain SBIC. The Company, directly or

indirectly through the General Partner, wholly owns New Mountain SBIC.

Applicants' Legal Analysis:

1.   The Company requests an exemption pursuant to section 6(c) of the Act

from the provisions of sections 18(a) and 61(a) of the Act to permit it to adhere to a

modified asset coverage requirement with respect to any direct or indirect wholly-owned

subsidiary of the Company that is licensed by the SBA to operate under the SBIA as a

SBIC and relies on Section 3(c)(7) for an exemption from the definition of "investment

company" under the Act (each, a "SBIC Subsidiary").[2] Applicants state that companies

operating under the SBIA, such as the SBIC Subsidiary, will be subject to the SBA's

substantial regulation of permissible leverage in their capital structure.

2.   Section 18(a) of the Act prohibits a registered closed-end investment

company from issuing any class of senior security or selling any such security of which it

is the issuer unless the company complies with the asset coverage requirements set forth

in that section. Section 61(a) of the Act makes section 18 applicable to BDCs, with

certain modifications. Section 18(k) exempts an investment company operating as an

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[2] All existing entities that currently intend to rely on the order are named as applicants. Any other existing
or future entity that may rely on the order in the future will comply with the terms and condition of the
order.

SBIC from the asset coverage requirements for senior securities representing indebtedness that are contained in section 18(a)(1)(A) and (B).

3.   Applicants state that the Company may be required to comply with the asset coverage requirements of section 18(a) (as modified by section 61(a)) on a consolidated basis because the Company may be deemed to be an indirect issuer of any class of senior security issued by New Mountain SBIC or another SBIC Subsidiary. Applicants state that applying section 18(a) (as modified by section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets and any liabilities held directly either by itself, by New Mountain SBIC, or by another SBIC Subsidiary. Accordingly, the Company requests an order under section 6(c) of the Act exempting the Company from the provisions of section 18(a) (as modified by section 61(a)), such that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from the Company's consolidated asset coverage ratio.

4.   Section 6(c) of the Act, in relevant part, permits the Commission to exempt any transaction or class of transactions from any provision of the Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief satisfies the section 6(c) standard. Applicants contend that, because the SBIC Subsidiary would be entitled to rely on section 18(k) if it were a BDC, there is no policy reason to deny the benefit of that exemption to the Company.

<u>Applicants' Condition</u>:

Applicants agree that any order granting the requested relief will be subject to the following condition:

The Company will not itself issue or sell any senior security and the Company will not cause or permit New Mountain SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, New Mountain SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61); provided that, immediately after the issuance or sale of any such senior security by any of the Company, New Mountain SBIC or any other SBIC Subsidiary, the Company, individually and on a consolidated basis, shall have the asset coverage required by Section 18(a) (as modified by Section 61(a)). In determining whether the Company, New Mountain SBIC and any other SBIC Subsidiary on a consolidated basis have the asset coverage required by Section 18(a) (as modified by Section 61(a)), any senior securities representing indebtedness of New Mountain SBIC or another SBIC Subsidiary if that SBIC Subsidiary has issued indebtedness that is held or guaranteed by the SBA shall not be considered senior securities and, for purposes of the definition of "asset coverage" in Section 18(h), shall be treated as indebtedness not represented by senior securities.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary